AB* 3/10

09059732

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Century Securities Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**Missouri**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/09 gd

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Century Securities Associates, Inc., for the year ended December 31, 2008, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TESSA S. GREJTAK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: May 21, 2011
Commission # 07045519

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation(not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2008

Page

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Century Securities Associates, Inc.

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

CENTURY SECURITIES ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 3,940,424
Due from affiliated broker-dealer	912,080
Service fees receivable from affiliated broker-dealer	280,000
Deferred tax asset	190,548
Office equipment, at cost, less accumulated depreciation of $188,773	57,261
Other assets	331,119
TOTAL ASSETS	$ 5,711,432

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$ 1,038,839
Payable to independent contractors	910,187
Accrued employee compensation	100,000
Income taxes payable	646,636
Accrued liabilities	82,018
TOTAL LIABILITIES	2,777,680

STOCKHOLDER'S EQUITY

Capital stock — $.01 par value, authorized 1,000 shares, outstanding 800 shares	8
Additional paid-in capital	199,992
Retained earnings	2,733,752
TOTAL STOCKHOLDER'S EQUITY	2,933,752
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,711,432

See notes to statement of financial condition.

CENTURY SECURITIES ASSOCIATES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2008

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Century Securities Associates, Inc. (the "Company") is a fully disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. The Company introduces its customers to an affiliated broker-dealer, Stifel Nicolaus & Company, Incorporated ("Stifel") (See Note 2) who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation

Basis of Presentation

The Company is a 100% owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase, including money market mutual funds.

The Company is included in the consolidated federal and state income tax returns filed by the Parent Company and its subsidiaries. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, was recorded through intercompany transactions with an affiliate, Stifel, also a 100% owned subsidiary of the Parent Company, which makes the payments on behalf of the Parent Company and its subsidiaries. A local income tax payable is included in the caption "Income taxes payable" on the accompanying Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations" and SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for the Company beginning in the first quarter of fiscal 2009. Early adoption is not permitted. Since this guidance will be applied prospectively, on adoption, there will be no impact to the Company's current statement of financial condition.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's consolidated financial statements. Since the adoption of SFAS 157 for nonfinancial assets and liabilities will be applied prospectively, there will not be a material impact on the Company's current statement of financial condition.

NOTE 2 — RELATED PARTY TRANSACTIONS

The Company conducts its securities operations as a fully disclosed introducing broker through an affiliated company, Stifel, (the "carrying broker-dealer"). Under the arrangement, the Company has a proprietary accounts of introducing brokers ("PAIB") agreement with the carrying broker-dealer. The Company receives a portion of the service fees and interest charged to its introduced customers by the carrying broker-dealer.

At December 31, 2008, the "Due from affiliated broker-dealer" balance consisted of commissions receivable, net of brokerage and clearing expense, the "Service fees receivable from affiliated broker-dealer" includes retained service fees and interest receivable, and the "Due to affiliate" balance is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid by the carrying broker-dealer on behalf of the Company. These fees would not be materially different if they were entered into with an independent third party and are considered by management to be at arm's length. The Company reimbursed the Parent Company under a month-to-month lease agreement for office space and equipment rental. During the year, the Company's Board of Directors authorized and paid a $4,000,000 dividend to its Parent Company.

NOTE 3 — FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. All of the Company's financial instruments fall into level I, "quoted prices in active markets", which amounted to $37,065 for investments included in other assets and $2,397,764 for money market funds included in cash and cash equivalents as of December 31, 2008.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2008, the Company had net capital of $2,054,431, which was $1,869,253 in excess of required net capital of $185,178 and aggregate indebtedness was 135% of net capital.

NOTE 5 — LEGAL PROCEEDINGS

From time-to-time the Company is named in and subject to various proceedings and claims incidental to its securities business activities, including lawsuits, arbitration claims and regulatory matters. At December 31, 2008, there were no pending litigation, claims or regulatory matters.

NOTE 6 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. All execution and clearing services are performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The Company manages its risks associated with the aforementioned transactions through its carrying broker-dealer's monitoring of position, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. No amounts are due to the carrying broker-dealer.

NOTE 7 — INCOME TAXES

The Company's deferred tax asset consists of the following temporary differences, at December 31, 2008:

Accruals, not currently deductible	$ 174,872
Other	15,676
Deferred tax asset	$ 190,548

At December 31, 2008, no valuation allowance has been established against deferred tax assets since, in the opinion of management, it is more likely than not that the deferred tax asset will be realized based on the Company's estimate of future taxable income.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2008	$ 446,902
Decrease in tax positions for prior years	(132,329)
Increase in tax positions for current years	37,009
Gross unrecognized tax benefits at December 31, 2008	$ 351,582

NOTE 7 — INCOME TAXES (CONTINUED)

Included in the balance at December 31, 2008 are tax positions excluding interest and penalties that, if recognized, would affect the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had accrued interest and penalties related to unrecognized tax benefits of $264,049 at December 31, 2008.

The Company files income tax returns in the U.S. federal jurisdiction and various states with varying statutes of limitation. For the U.S. and most states the years 2005 through 2008 remain subject to examination by their respective authorities. The Company is subject to examination by state tax jurisdictions. It is possible that these examinations will be resolved in the next twelve months. The Company does not anticipate that payments made during the next twelve month period for these examinations will be material, nor does the Company expect that the reduction to unrecognized tax benefits as a result of a lapse of applicable statue of limitations will be significant.

NOTE 8 — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans.

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